As filed with the United States Securities and Exchange Commission September 15, 2011.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3
Amendment No. 1
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

McMoRan Exploration Co.
(Name of Applicant)

1615 Poydras Street
New Orleans, LA 70112
Telephone: (504) 582-4000
(Address of Principal Executive Offices)
Securities to be Issued Under the Indenture to be Qualified:

Title of Class	Amount*

5 1/4% Convertible Senior Notes Due 2012	Up to $74,720,000 aggregate principal amount
Approximate date of proposed Exchange Offer:
The Exchange Offer will commence on September 8, 2011 and will expire at 11:59 p.m., New York City time, on October 5, 2011 unless earlier terminated by the Company.
Name and Address of Agent for Service:
Douglas N. Currault II
Assistant General Counsel and Assistant Secretary
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, LA 70112
Telephone: (504) 582-4000
With Copies to:
Monique A. Cenac, Esq.
Jones, Walker, Waechter,
Poitevent, Carrère & Denègre, L.L.P.
333 N. Central Avenue
Phoenix, Arizona 85004
Telephone: (602) 366-7889
The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), may determine upon the written request of the obligor.

* The actual aggregate principal amount of 5 1/4% Convertible Senior Notes Due 2012 to be issued pursuant to the Indenture (defined below) may be less and depends upon the aggregate amount of the 5 1/4% Convertible Senior Notes Due 2011 that are exchanged as described in Item 2 herein.

EXPLANATORY NOTE
This Amendment No. 1 to Application for Qualification of Indenture on Form T-3 (this “Amendment”) is being filed by McMoRan Exploration Co. (the “Company”) solely for the purpose of (1) adding the delaying amendment language to the cover page of the Company’s Application for Qualification of Indenture on Form T-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 8, 2011 (the “Form T-3”) and (2) to revise the cover page of the Company’s Form T-3 to amend the time at which the Company’s Exchange Offer will expire on October 5, 2011, the Expiration Date, from 5:00 p.m., New York City time, to 11:59 p.m., New York City time, as reflected in Amendment No. 1 to the Company’s Schedule TO-I/A filed with the SEC on September 15, 2011. This Amendment is not intended to amend or delete any other part of the Form T-3. All other information set forth in the Form T-3 is unchanged and has been omitted from this Amendment.

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, McMoRan Exploration Co., a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of New Orleans and State of Louisiana, on the 15th day of September, 2011.
(seal)

McMoRan Exploration Co.

By:	/s/ Nancy D. Parmelee
Nancy D. Parmelee
Senior Vice President, Chief Financial Officer and
Secretary (Principal Financial Officer)

Attest:	/s/ Dean T. Falgoust Name: Dean T. Falgoust
Title: Vice President